FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

29 May 2019

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

1.    Awards under the HSBC fixed pay allowance arrangements

On 28 May 2019, awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted under the HSBC fixed pay allowance arrangements. Awards comprise part of the relevant employees' fixed remuneration for 2019. The Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 24 May 2019 of £6.5940.

The Awards vest in full on the date of grant. Individual tax liabilities in respect of the vesting of the Awards were satisfied in cash. The number of Shares received by the Directors named below is therefore net of tax.

The Awards will be released in five equal annual instalments starting from March 2020.

Name	Number of Shares vested
John Flint	34,159
Marc Moses	19,089
Ewen Stevenson	19,089

2.    Replacement Awards made to Ewen Stevenson

On 25 June 2018, it was announced that Ewen Stevenson would be granted awards of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") (the "Replacement Award(s)"), to replace (i) unvested awards granted by The Royal Bank of Scotland Group plc ("RBS"), which were forfeited as a result of his HSBC appointment, and (ii) any variable pay award he would have otherwise received from RBS for the 2018 performance year (the "Award for the 2018 performance year").

The Replacement Awards were made on 28 May 2019 under the HSBC Share Plan 2011, in accordance with the terms of the remuneration policy approved by our shareholders and the remuneration rules of UK's Prudential Regulation Authority, as follows:

a.    Immediately vested award

Name	Shares awarded1	Shares sold in respect of Income Tax and Social Security liabilities at £6.5619 per share	Net shares vested
Ewen Stevenson	84,397	39,667	44,730

1 The immediately vested share award was made in London and is based upon the closing Share price on the London Stock Exchange on 30 November 2018 of £6.6430, in accordance with the contractual terms agreed with Ewen Stevenson.

The immediately vested share award was a replacement award for a portion of the 2015 Long Term Incentive Plan ("LTIP"). A retention period applies until September 2019.

b.   Deferred awards

Name	Shares awarded1	RBS Awards Replaced
Ewen Stevenson	212,442	2015+2016 LTIPs 2
Ewen Stevenson	313,608	2017 LTIP 3
Ewen Stevenson	177,883	2018 LTIP 4
Ewen Stevenson	241,988	Award for the 2018 performance year 5

1 The Replacement Awards for the 2015 to 2018 LTIPs were made in London and are based upon the closing Share price on the London Stock Exchange on 30 November 2018 of £6.6430, in accordance with the contractual terms agreed with Ewen Stevenson. The Replacement Award for the 2018 performance year was made in London and is based upon the closing Share price on the London Stock Exchange on 22 February 2019 of £6.2350.

2 The Replacement Award for a portion of the 2015 LTIP and the entirety of the 2016 LTIP will vest in March 2020 and March 2021. Upon each vesting a six month retention period will apply.

3 Vests between March 2021 and March 2024. The number of Shares that vest will be determined based on the performance outcome applied and disclosed in RBS' 2019 Annual Report. Upon each vesting a six month retention period will apply.

4 Vests between March 2021 and March 2025. The number of Shares that vest may be adjusted based on any 'pre-vest performance test' assessed and disclosed in RBS' 2020 Annual Report. Upon each vesting a one year retention period will apply.

5 Vests in five equal annual instalments, commencing from March 2022. The number of Shares that vest may be adjusted based on any 'pre-vest performance test' assessed and disclosed in RBS' 2021 Annual Report. Upon each vesting a one year retention period will apply.

The Replacement Awards will also be subject to malus and clawback provisions that apply under the remuneration rules of the UK's Prudential Regulation Authority.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ewen Stevenson

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-05-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.59	19,089	£125,872.87
		Aggregated	£6.594	19,089	£125,872.87

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-05-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.64	788,330	£5,236,876.19
		Aggregated	£6.643	788,330	£5,236,876.19

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-05-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.56	39,667	£260,290.89
		Aggregated	£6.562	39,667	£260,290.89

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-05-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	241,988	£1,508,795.18
		Aggregated	£6.235	241,988	£1,508,795.18

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Flint

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-05-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£6.59	34,159	£225,244.45
		Aggregated	£6.594	34,159	£225,244.45

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Marc Moses

2 - Reason for the notification

Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-05-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£6.59	19,089	£125,872.87
		Aggregated	£6.594	19,089	£125,872.87

For any queries related to this notification, please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 29 May 2019